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                       June 26, 2023

       Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Company
       621 South Virgil Avenue, #460
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Company
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 000-56200

       Dear Jun Ho Yang:

               We issued comments to you on the above captioned filing on May 26, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expected you to provide a complete, substantive response to these comments by June 12, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction